SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 3, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on January 31st, 2006

Date, Time and Place:

On the 31st of January, 2006, at 11:00 a.m., in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055, 15º andar.

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 27 of Brasil Telecom S.A.’s (“BT” or “Company”) By-laws, by the Chairman of BT’s Board of Directors, Mr. Sergio Spinelli Silva Junior, on January 20, 2006.

Presence:

The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Antônio Cardoso dos Santos, André Urani, Jorge Sarabanda Fagundes and Mrs. Adriana Duarte Chagastelles. Mr. Fábio de Oliveira Moser, the Company’s Corporate Governance Officer was also present.

Meeting’s Board:

President:   Sergio Spinelli Silva Junior
Secretary:  Hiram Bandeira Pagano Filho

Day’s Agenda:

1.	Deliberate on the appointment of new members to compose Fundação 14 de Previdência Privada’s Deliberation Council, to complete term of office;
2.	Deliberate on the appointment of (i) members to compose Fundação BrTPrev’s Deliberation Council; and (ii) Fundação BrTPrev’s Chairman, to complete term of office;
3.	Deliberate on the donation of the Company’s assets, according to the Management’s Proposal; and
4.	Deliberate on the appointment of 1 (one) effective member of the Company’s Board of Directors to recompose such collegiate, since there is a vacant position.

Resolutions

Initially, the Board of Directors’ resolved, by unanimous decision, that this minutes shall be drafted in the summarized form, in compliance with art. 130, paragraph one of Law 6,404/76. The presentation of protests and manifestations are optional and shall be received by the Meeting’s Board and filed at the Company’s headquarters.

Next, the President registered the receipt of vote instructions for the current meeting, approved in Invitel S.A. and Brasil Telecom Participações S.A.’s Previous Shareholders’ Meeting (Doc. 01 and 02, respectively), held on January 30, 2006, for the members of the Company’s Board of Directors appointed by the shareholders above.

Following, the President put to the vote item (1) of the Day’s Agenda, which was approved by unanimity of the votes rendered, registering the abstention of Messrs. André Urani, Jorge Sarabanda Fagundes and Antonio Cardoso dos Santos, the appointment of the following persons to compose Fundação 14 Previdência Privada’s Deliberation Council to complete the term of office:

  Fábio de Oliveira Moser, Brazilian, married, business administrator, bearer of the Identity Card N. 06180277-3 IFP/RJ and registered under the Federal Revenue Service with CPF/MF 777.109.677-87, with office in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, as effective member;
  Samuel Saldanha Teixeira, Brazilian, married, economist, bearer of the Identity Card N. 16888890-7 SSP/SP, registered under the Federal Revenue Service with CPF/MF 084.480.168-23, with office in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, as alternate member; and
  Sergio Roberto Vosgerau, Brazilian, married, lawyer and business administrator, bearer of the Identity Card N. 3105316-1 SSP/PR, registered under the Federal Revenue Service with CPF/MF 451.963.119-04, resident and domiciled in the city and state of Brasília, at SAI SUL, ASP, Lote D, as alternate member.

The President registered the receipt of the résumés of the persons above, which are filed in the Company’s headquarters (Doc. 3).

Following, the President put to the vote item (2) of the Day’s Agenda, which was approved by unanimity of the votes rendered, registering the abstention of Messrs. André Urani, Jorge Sarabanda Fagundes and Antonio Cardoso dos Santos, the appointment of the following persons to compose Fundação BrTPrev’s Deliberation Council to complete the term of office:

  Fabio de Oliveira Moser, Brazilian, married, business administrator, bearer of the Identity Card N. 06180277-3 IFP/RJ and registered under the Federal Revenue Service with CPF/MF 777.109.677-87, with office in the city of Brasília, Federal District, at SIA SUL, ASP, Lote D, as effective member;
  Sergio Roberto Vosgerau, Brazilian, married, lawyer and business administrator, bearer of the Identity Card N. 3105316-1 SSP/PR, registered under the Federal Revenue Service with CPF/MF 451.963.119-04, resident and domiciled in the city and state of Brasília, at SAI SUL, ASP, Lote D, as alternate member.

The President registered that the résumés of the persons above had been previously received by the Meeting’s Board because of item (1) of the Day’s Agenda.

Still regarding item (2) of the Day’s Agenda, it was approved by unanimity of the votes rendered, registering the abstention of Messrs. André Urani, Jorge Sarabanda Fagundes and

Antonio Cardoso dos Santos, the appointment of Mrs. Leda Maria Deiró Hahn, Brazilian, married, sociologist, bearer of the Identity Card N. 3578754 IFP/RJ, registered under the Federal Revenue Service with CPF/MF 664.501.287 -04, resident and domiciled in the city and state of Rio de Janeiro, at Rua Eng. Cortes Sigaud, nº 11, bloco 2, apto. 502, for the position of Chairman of BrTPREV, to complete the term of office.

The President registered the receipt of Mrs. Leda Maria Deiró Hahn’s résumé, which is filed at the Company’s Headquarters (Doc. 4).

Next, item (3) of the Day’s Agenda, the management’s proposal to donate the Company’s assets herein attached (Doc. 5), was analyzed and approved unanimously by all members of the Board of Directors.

Finally, the President put to the vote item (1) of the Day’s Agenda, which was approved by unanimity of the votes rendered, registering the abstention of Messrs. André Urani, Jorge Sarabanda Fagundes and Antonio Cardoso dos Santos, the appointment of Mr. Ricardo Ferraz Torres, Brazilian, single, banker, bearer of the Identity Card N. 05423500-7 IFP/RJ, registered under the Federal Revenue Service with CPF/MF 000.699.217 -09, with office in the city and state of Rio de Janeiro, at Praia de Botafogo, nº 501 – 3º e 4º andares, as effective member of BT’s Board of Directors, once there is a vacant position, previously assigned to Mr. Fábio de Oliveira Moser.

The President registered the receipt of Mr. Ricardo Ferraz Torres’ résumé, which is filed at the Company’s Headquarters (Doc. 6).

Closing

With nothing further to be discussed, the Meeting was closed and these Minutes were drafted, and once read and approved, were signed by all the present Board members.

São Paulo, January 31, 2006.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer